Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	July 19, 2011
For Immediate Release	NR#11- 08

MAG SILVER PROVIDES UPDATE ON JUANICIPIO JOINT VENTURE

Vancouver, B.C. -- MAG Silver Corp. (TSX: MAG; NYSE-AMEX: MVG) (“MAG” or the “Company”) is pleased to provide an update on the Juanicipio Property located in Fresnillo, Zacatecas State, Mexico.  The property is owned by Minera Juanicipio S.A. de C.V., a Mexican joint venture entity owned 44% by MAG and 56% by Fresnillo plc (“Fresnillo”) which is also the project manager.

MAG previously reported that Minera Juanicipio has engaged AMC Mining Consultants (Canada) Ltd. ("AMC") to undertake an updated development study of a "standalone" underground silver mine on the Valdecañas Vein (the "AMC Study") as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed.

At a recent board of directors meeting of Minera Juanicipio, the board unanimously approved a resolution whereby Minera Juanicipio will hire a qualified and internationally recognized independent consultant to carry out an independent resource estimate based on drilling done on the property up to June 2011.  This resource estimate will comply with the provisions of National Instrument 43-101– Standards of Disclosure for Mineral Projects (“NI 43-101”)   and, once finalized, will then be used by AMC as a basis for the AMC Study. The updated resource estimate will utilize data from the ongoing 2011 drill program designed to convert as much as possible of the resource from the inferred category to an indicated category and therefore is expected  to allow AMC to prepare a study with a higher confidence level  mine production and mine design plan. The final AMC Study will also include certain tradeoff studies approved by the Minera Juanicipio board of directors.

In addition to the final AMC Study, AMC has been instructed by Minera Juanicipio to prepare a version of the AMC Study that complies with the provisions of NI 43-101. In order to enable this version to be filed under NI 43-101, this version will be issued  In the form of an updated preliminary economic assessment as it will be based on both indicated and inferred resources.

Although no assurances can be made regarding AMC's timing for delivery, Minera Juanicipio now expects the study will be completed in the third quarter of 2011. This deadline will be subject to the completion of the new resource estimate and the schedules of the authors.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

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On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE Amex  has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to

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assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.

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